Mail Stop 4561

March 4, 2008

Ms. Kate Blankenship
Director and Secretary
Calpetro Tankers (Bahamas III) Limited
Mareva House
4 George Street
P. O. Box N-3937
Nassau, Bahamas

Re: Calpetro Tankers (Bahamas III) Limited
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 29, 2007
File No. 033-79220-03

Dear Ms. Blankenship:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief